

January 16, 2013

<u>Via E-mail</u>
Jie Chen
President and Chief Executive Officer
China Longyi Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People's Republic of China, 100089

> Re: **China Longyi Group International Holdings Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 5, 2012**
> **File No. 0-30183**

Dear Mr. Chen:

We issued comments on the above captioned filing on August 16, 2012**.** On December 11, 2012**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief